UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Front Porch Digital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

359014107

(CUSIP Number)

June 21, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 359014107	PAGE 2 OF 5 PAGES

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Storage Technology Corporation 84-0593263

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 5,622,888 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 5,622,888 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,622,888

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 359014107	PAGE 3 OF 5 PAGES

Item 1

(a)     Name of Issuer:

          Front Porch Digital, Inc

(b)     Address of Issuer’s Principal Executive Offices:

          20000 Horizon Way
          Suite 120
          Mt. Laurel, New Jersey 08054

Item 2

(a)     Name of Person Filing:

          Storage Technology Corporation

(b)     Address of the Principal Office or, if none, Residence:

          One StorageTek Drive
          Louisville, CO 80028

(c)     Citizenship:

          Delaware

(d)     Title of Class of Securities:

          Common Stock, par value $.001 per share

(e)     CUSIP Number:

          359014107

Item 3        If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

CUSIP No. 359014107	PAGE 4 OF 5 PAGES

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4         Ownership:

(a)     Amount Beneficially Owned:

          5,622,888

(b)     Percent of Class:

          12.8%

(c)     Number of shares as to which such person has:

           (i)        sole power to vote or direct the vote:

                       5,622,888

          (ii)        shared power to vote or direct the vote:

                       0

         (iii)        sole power to dispose or to direct the disposition of:

                       5,622,888

         (iv)        shared power to dispose or to direct the disposition of:

                       0

Item 5        Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6        Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8        Identification and Classification of Members of the Group:

Not applicable.

CUSIP No. 359014107	PAGE 5 OF 5 PAGES

Item 9        Notice of Dissolution of a Group:

Not applicable.

Item 10        Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            June 22, 2004

STORAGE TECHNOLOGY CORPORATION

By:	/s/ Robert S. Kocol ————————
Name:	Robert S. Kocol
Title:	Corporate Vice President, Chief Financial Officer